555 East Airtex Drive
Houston, Texas 77073

Tel: 832.234.3600
Fax: 832.234.0088

Via EDGAR and Federal Express

August 29, 2012

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:          Susser Petroleum Partners LP

Amendment No. 1 to Registration Statement on Form S-1

Filed July 27, 2012

File No. 333-182276

Ladies and Gentlemen:

Set forth below are the responses of Susser Petroleum Partners LP (the “Partnership,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 17, 2012, with respect to Amendment No. 1 to the Registration Statement on Form S-1, File No. 333-182276, filed with the Commission on July 27, 2012 (the “Registration Statement”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which includes, among other items, updated financial statements for the six months ended June 30, 2012 as required by Rule 3-12 of Regulation S-X.  For your convenience, we will hand deliver three copies of Amendment No. 2, as well as three copies of Amendment No. 2 that are marked to show all changes made since the filing of Amendment No. 1 to the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.  All references to page numbers and captions correspond to Amendment No. 2, unless otherwise specified.

Amendment No. 1 to Registration Statement on Form S-1 Filed July 27, 2012

General

1.             We note that you are requesting confidential treatment of certain information contained in a number of your exhibits. Comments, if any, to your confidential treatment request will be set forth in a separate letter and will need to be resolved prior to requesting effectiveness of this Form S-1.

Response:

We acknowledge the Staff’s comment and will resolve any comments with regard to our confidential treatment request prior to requesting effectiveness of the Registration Statement.

In addition, we have filed the following omitted exhibits with Amendment No. 2:

•        Exhibit 1.1 — Form of Underwriting Agreement

•        Exhibit 3.3 — Form of First Amended and Restated Agreement of Limited Partnership of Susser Petroleum Partners LP

•        Exhibit 3.6 — Form of Amended and Restated Limited Liability Company Agreement of Susser Petroleum Partners GP LLC

•        Exhibit 5.1 — Form of Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered

•        Exhibit 8.1 — Form of Opinion of Vinson & Elkins L.L.P. relating to tax matters

•        Exhibit 10.1 — Form of Contribution Agreement

•        Exhibit 10.3 — Form of Omnibus Agreement

•        Exhibit 10.4 — Form of Revolving Credit Agreement

•        Exhibit 10.5 — Form of Term Loan Agreement

•        Exhibit 10.6 — Form of SHC Distribution Contract

•        Exhibit 10.8 — Form of Director Indemnification Agreement

•        Exhibit 10.9 — Form of Phantom Unit Award Agreement

Please direct any questions that you have with respect to the foregoing or with respect to the Registration Statement or Amendment No. 2 to Sarah K. Morgan at Vinson & Elkins L.L.P. at (713) 758-2977 or David P. Oelman at Vinson & Elkins L.L.P. at (713) 758-3708.

Very truly yours,

SUSSER PETROLEUM PARTNERS LP

By:	/s/ Mary E. Sullivan
Mary E. Sullivan
Executive Vice President, Chief Financial Officer and Treasurer

Enclosures

cc:           David P. Oelman, Vinson & Elkins L.L.P.

Alan P. Baden, Vinson & Elkins L.L.P.